UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39300

MAHWAH BERGEN RETAIL GROUP, INC.

(Exact name of registrant as specified in its charter)

933 MacArthur Boulevard
Mahwah, New Jersey 07430
(551) 777-6700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
Rights to Purchase Series A Junior Participating Preferred Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share:	0*
Rights to Purchase Series A Junior Participating Preferred Stock:	0*

* On July 23, 2020, Mahwah Bergen Retail Group, Inc. (f/k/a Ascena Retail Group, Inc.) (the “Company”) and certain of its subsidiaries commenced voluntary cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”). The Chapter 11 Cases were jointly administered under the caption In re: Ascena Retail Group, Inc., et al., Case No. 20-33113. On February 25, 2021, the Bankruptcy Court entered an order confirming the Amended Joint Chapter 11 Plan (Technical Modifications) of Mahwah Bergen Retail Group, Inc. (f/k/a Ascena Retail Group, Inc.) and Its Debtor Affiliates (the “Plan of Reorganization”). On March 5, 2021 (the “Effective Date”), the Plan of Reorganization became effective pursuant to its terms. Pursuant to the Plan of Reorganization, all shares of the Company’s common stock and all rights to purchase the Company’s Series A Junior Participating Preferred Stock outstanding immediately before the Effective Date have been canceled, released and extinguished without any distribution.

Pursuant to the requirements of the Securities Exchange Act of 1934, Mahwah Bergen Retail Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Mahwah Bergen Retail Group, Inc.

Date: March 5, 2021	By:	/s/ Carrie Teffner
	Name:	Carrie Teffner
	Title:	President and Interim Executive Chair of the Board